Via Facsimile and U.S. Mail
Mail Stop 6010

January 3, 2006

Mr. Andrew Cook
Chief Financial Officer,
Axis Capital Holdings Limited
106 Pitts Bay Road
Pembroke, Bermuda HM 08

Re: Axis Capital Holdings Limited
 Form 10-K for Fiscal Year Ended December 31, 2004
 Filed on March 1, 2005

 File No. 001-31721

Dear Mr. Cook:

We have completed our review of your Form 10-K and have no further
comments at this time.

        Sincerely,

        Jim B. Rosenberg
        Senior Assistant Chief
Accountant